EXHIBIT 99.1

130 Adelaide St. W., Suite 1901, Toronto, ON M5H 3P5 Tel: (416) 364-4938 Fax: (416) 364-5162 ir@avalonraremetals.com www.avalonraremetals.com

NEWS RELEASE

May 7, 2012	No. 12-04

Avalon Provides Nechalacho Project Update

Toronto, ON -- Avalon Rare Metals Inc. (TSX and NYSE Amex: AVL) (“Avalon” or the “Company”) is pleased to provide a progress update on its Nechalacho Rare Earth Element Project (the “Project”). The Project schedule has been revised to reflect additional time required to complete metallurgical process development work and, consequently, for SNC-Lavalin Inc. to complete the Feasibility Study it is preparing. The Feasibility Study is now targeted for completion in the second quarter of calendar 2013. The target date for initial production is now late 2016.

METALLURGICAL STUDIES

Metallurgical studies are ongoing to define the most efficient process for recovery of the rare earth elements. As disclosed in the Company’s news release dated March 26, 2012, a full scale flotation pilot plant trial on a 40 tonne sample of mineralized material from the Basal Zone was completed in February 2012, which successfully produced six tonnes of concentrate for use in the hydrometallurgical pilot plant. Further optimization of the flotation plant design parameters is planned, and a follow-up flotation pilot plant trial on a two to three tonne ore sample is now scheduled for August 2012.

Planning for the hydrometallurgical process pilot plant is nearing completion. The hydrometallurgical process consists of two stages. The first stage is a sulphuric acid bake which liberates most of the light rare earths and 50% of the heavy rare earths. Bench scale testwork on this process is complete. The sulphuric acid bake is followed by a second stage, cracking process that liberates the balance of the heavy rare earths and the by-products zirconium, niobium and tantalum. Bench scale testwork on the cracking process is on-going. The pilot plant for the sulphuric acid bake process is scheduled for August 2012 once the evaluation of various equipment alternatives is completed.

Recent research work on an alternative to the “caustic” cracking process tested to date has identified a potentially more efficient cracking method and laboratory testwork to assess this alternative is underway. Once a decision is made on which is the best alternative, a pilot plant trial will be conducted. This pilot plant trial is not expected to begin until later in 2012 and as a result, the final design criteria for the cracking facility are not expected to be available until early 2013. This extends the target date for the completion of the Feasibility Study to the second quarter of calendar 2013.

The scope and timing of any testwork required for the separation plant process has yet to be determined and at this time it is assumed that it will run in parallel with the work on the cracking process. The Company currently has $48 million in cash resources, which is sufficient to complete the Feasibility Study and cover overhead expenses.

PROJECT SCHEDULE

The recognition that additional time will be required to complete the metallurgical testwork and the Feasibility Study motivated an internal review and formal risk assessment of the entire Project schedule. From this review, the Company concluded that the current (accelerated) Project schedule, which assumed pursuing several project development items in parallel to minimize the time to production start-up, presents an unacceptable level of risk. For example, the schedule contemplated ordering some long lead-time equipment items prior to completion of the Feasibility Study. The schedule also did not build in any contingency for unanticipated delays.

Accordingly, the revised Project schedule now contemplates pursuing the development program in a more sequential manner and includes some contingency for delays. The Company believes that this will result in a lower overall risk profile for the Project. The target date for production start-up is now late 2016, but a detailed schedule to production will not be known until the Feasibility Study is completed.

DRILLING AND RESOURCE UPDATE

An updated resource estimate incorporating all of the 2011 drilling results is currently in preparation and is now expected to be available in May 2012. This update has been delayed largely due to slow turnaround on assays and check assays, plus turnover in staff responsible for this work. Roscoe, Postle and Associates have been retained by the Company to finalize the resource update.

The Company completed a total of 10,725.4 metres of drilling in 47 holes using two drills during its 2012 winter drilling program (the “2012 Winter Drilling Program”), which commenced on January 16, 2012, and was concluded on April 26, 2012. The main objective of the program was to better define the geometry and continuity of the Nechalacho deposit in the areas to be mined in the first three years of production. The drills are equipped to recover large diameter (HQ and PQ) core to provide additional bulk sample material from the Basal Zone for on-going metallurgical pilot plant work. A summer drilling program is scheduled to begin in July 2012, with approximately 12,000 metres of additional definition drilling planned.

PERMITTING AND ABORIGINAL AGREEMENTS

The Company is currently undertaking an environmental assessment of the Project in compliance with regulations administered by the Mackenzie Valley Environmental Impact Review Board (“MVEIRB”).  As previously reported, the Company submitted its Developers Assessment Report (“DAR”), (otherwise known as an Environmental Impact Statement) in May 2011. In November 2011, the DAR was deemed by MVEIRB to be in conformity with the terms of reference. The process is now in the information request stage and the Company anticipates the environmental assessment will be completed by the end of 2012.  Copies of all information submitted by the Company can be found on MVEIRB’s public registry at www.reviewboard.ca. The Company is continuing positive negotiations with aboriginal groups and, at this stage, the discussions and negotiations towards reaching Accommodation Agreements remain on schedule.

STRATEGIC PARTNER / OFFTAKE AGREEMENTS

Avalon has entered into non-binding memorandums of understanding (“MOUs”) with four Asian industrial companies seeking to participate in the Project as strategic investors or technology partners. Three of the MOUs contemplate an investment in the Project and off-take agreements, while the fourth is centred on technology support for the separation plant. Progress is being made with all four companies towards signing definitive agreements but no specific timelines are in place for concluding these negotiations. In addition, Avalon is continuing discussions with a number of potential strategic customers in Asia, Europe and the United States who have expressed an interest in entering into off-take agreements.

PROJECT FINANCING

The Company has commenced meetings with financial advisors regarding the proposed financing of the construction of the Project. The Company and its advisors have also held preliminary meetings with potential lenders, equipment financers and export development agencies which have expressed an interest in funding parts of the Project construction. The Company is moving forward with the selection of financial and legal advisors and the preparation of the financial models and other data that will be required to obtain the necessary debt financing.

HEALTH AND SAFETY

Two employees of the drilling contractor retained by the Company for the 2012 Winter Drilling Program were injured during a fire on one of the contractor’s drill rigs on March 23, 2012. Of these two employees, the driller has been cleared to return to work and the driller helper is recovering at home. After the fire all drilling activities at the Project were immediately stopped. External safety auditors were engaged along with the contractor’s senior management and remedial actions have been implemented. Drilling resumed on April 2, 2012 and continued until April 26, 2012 when the drills were shut-down for the spring ice break-up period.

The qualified person for the purpose of this news release is Donald Bubar, P.Geo. (Ont), President.

About Avalon Rare Metals Inc.
Avalon Rare Metals Inc. is a mineral development company focused on rare metals deposits in Canada. Its flagship project, the 100%-owned Nechalacho Deposit, Thor Lake, NWT, is emerging as one of the largest undeveloped rare earth elements resources in the world. Its exceptional enrichment in the more valuable 'heavy' rare earth elements, which are key to enabling advances in green energy technology and other growing high-tech applications, is one of the few potential sources of these critical elements outside of China, currently the source of 95% of world supply. Avalon is well funded, has no debt and its work programs are progressing steadily. Social responsibility and environmental stewardship are corporate cornerstones.

Shares Outstanding: 103,186,986. Cash resources: approximately $48 million. To find out more about Avalon Rare Metals Inc., please visit our website at www.avalonraremetals.com.  For questions and feedback, please e-mail the Company at ir@avalonraremetals.com or phone Don Bubar, President at 416-364-4938.

This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “scheduled”, “anticipates”, “expects” or “does not expect”, “is expected”, “scheduled”, “targeted”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.  Forward-looking statements contained herein include, without limitation the expected timing for the completion of the Nechalacho feasibility study; the expected timing of testwork, equipment installation and pilot plant trials; the expected timing of design criteria delivery; the target date for initial production from the Project; the timing of the Company’s 2012 drilling program; the timing of the availability of the Company’s updated resource estimate; and the timing of the environmental assessment process.  Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Avalon to be materially different from those expressed or implied by such forward-looking statements.  Forward-looking statements are based on assumptions management believes to be reasonable at the time such statements are made.  Although Avalon has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  Factors that may cause actual results to differ materially from expected results described in forward-looking statements include, but are not limited to: Avalon’s ability to secure sufficient capital to implement its business plans, the availability of Company and consultants’ staff for testwork and pilot plant trials; Avalon’s ability to complete its construction plans and reach full planned production rates for its end products; uncertainties associated with Avalon’s reserve estimates and non-reserve deposit information; uncertainties regarding global supply and demand for rare earth materials; the results and estimates set out in the separation plant prefeasibility study proving to be inaccurate; environmental laws, regulations and permits affecting Avalon’s business, directly and indirectly, including, among others, those relating to mine reclamation and restoration, climate change, emissions to the air and water and human exposure to hazardous substances used, released or disposed of by Avalon; and uncertainties associated with unanticipated geological conditions related to mining. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Such forward-looking statements have been provided for the purpose of assisting investors in understanding the Company’s plans may not be appropriate for other purposes.  Accordingly, readers should not place undue reliance on forward-looking statements.  Avalon does not undertake to update any forward-looking statements that are contained herein, except in accordance with applicable securities laws.